Via Facsimile and U.S. Mail
Mail Stop 6010


									December 23, 2005


Melinda S. Urion
Executive Vice President,
Chief Financial Officer and Treasurer
AmerUs Group Co.
699 Walnut Street
Des Moines, Iowa 50309


Re:  	AmerUs Group Co.
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 7, 2005
      File Number:  001-15166


Dear Ms. Urion:

      We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 23
Off-Balance Sheet Arrangements, page 36
Summary of Contractual Obligations and Commitments, page 36

1. We note that the amount presented for annuity and other non-life insurance payments does not agree to the balance sheet. Please provide to us a reconciliation and discussion that explains how this number relates to the amounts presented in your balance sheet.

Critical Accounting Policies, page 36
Amortization of DAC and VOBA, page 38

2. Please provide to us in disclosure type format the impacts that changes in these estimates have had in the period presented.
Include
a discussion of the sensitivity of these estimates to reasonably possible changes in these assumptions.

Item 7A.  Quantitative and Qualitative Disclosures About Market
Risk,
page 55

3. We note that you reference your discussion in note 4 related to the derivative instruments in this discussion. It does not seem that the discussion included in that note provides sufficient information, such as the fair value of the options that come due in each of the next five years, to understand the quantified impact that these derivatives will have on your financial information. Please provide to us in disclosure type format the information that details the impact and sensitivity that these financial instruments will have on your financial statements.

Consolidated Financial Statements, page F-1

(9)  Income Taxes, page F-37

4. Please explain to us in greater detail what resulted in the release of certain tax accrual reserves. Include specifically the information available that resulted in the original recording of the provisions and what changed to result in the release of these accruals in the current year.

(12)  Commitments and Contingencies, page F-45

5. We note your discussion on page F-46 of a class action lawsuit in the State of California and that the plaintiffs are seeking a variety of damages. Please provide to us in disclosure type format a discussion of the actual stated dollar amounts that are being sought for with these damages as we feel that this represents the upper end of the range of potential outcomes related to this lawsuit. If no actual amounts are disclosed, then make it clear that there is not an expressed amount in the lawsuit and why you are unable to include such amounts or at least a discussion of these amounts given that you should be able to determine at a minimum the surrender charges subject to restitution.


* * * *


	Please provide us the additional information requested within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


								Sincerely,



								Jim B. Rosenberg
Senior Assistant Chief Accountant
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Melinda S. Urion
AmerUs Group Co.
December 23, 2005
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